Mail Stop 3561

September 1, 2006

Mr. Lloyd J. Bardswich
Gentor Resources, Inc.
1 Alder Gulch Road
Virginia City, Montana 59755

> **Re: Gentor Resources, Inc.**
> **Amendment No. 2 to Registration Statement on**
> **Form SB-2**
> **Filed May July 26, 2006**
> **File No. 333-130386**

Dear Mr. Bardswich:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note the statement in the summary on page 2 that states "[e]ven though past sampling results from independent third parties appear to indicate anomalous values of gold within the Property …" We also note the statement on page 22 that "[s]everal parties in the past years … have sampled the quartz veins from the host rock, and through chemical analysis and testing of samples (assaying), determined gold values of potential economic significance." Please provide a reasonable basis for these statements. Disclose whether the company or representatives of the company have evaluated the results of the past samplings and have made the same conclusions. If not, it appears that the noted statements may be promotional and should be removed. Also see similar disclosure on page 24 that "[t]he potential economic significance of the Subject Claims is based upon the sampling results previously reported … which confirms the anomalous presence of gold in the Subject Claims" and on page 32 that "[c]hemical testing and analysis (assays) of the samples revealed the presence of gold and silver values." Please revise

accordingly.

Forward-Looking Statements, page 14

2.   We note the statement that, "We are not promising to make any public
        announcement when we think forward-looking statements in this prospectus are
        no longer accurate, whether as a result of new information, what actually happens
        in the future or for any other reason." Please explain the basis for this statement
        in light of the undertakings required by Item 512 of Regulation S-B.

Use of Proceeds, page

3.   Please describe the line item "contingencies."

4.   Please disclose whether management or existing shareholders would purchase
        shares in the offering in order for the company to reach the minimum.

Mining Operations Disclosure, page 21

5.   Please revise to remove duplicate disclosure. For example, we note that some of
        the disclosure in this section regarding the option agreement duplicates disclosure
        in the "Management's Plan of Operation" section.

Management's Plan of Operation, page 23

6.   We note the statement that "[w]e have attached the Option Agreement and the
        Memorandum thereof as an exhibit to this prospectus." We note that the exhibits
        are a part of the registration statement. Please confirm whether the company will
        distribute these agreements with the prospectus. Also, please advise whether the
        Memorandum has been filed as an exhibit and explain this document in more
        detail.

7.   The prospectus states on page 24 that, until the company completes Phase 2, it
        will be unable to determine if commercially viable gold deposits exist within the
        Subject Claims or if additional exploration is required. Please clarify the meaning
        of "commercially viable" and explain how and by what criteria the company
        would determine that deposits could be so characterized.   It appears that
        synonymous words in the prospectus include "commercially feasible," see page

        24, "economically significan[t]," see page 25, "economic," see page 30
        ("economic mineral occurrences and development thereof," "cost effective and/or
        profitable").   Please confirm.

8.   We note the statement on page 12 that, "… we are unable to provide any
        assurance that a ready market will exist for the sale of any gold, even if

commercial quantities of gold are discovered within the Subject Claims." (emphasis added). Please add this caveat to your discussion of management's plan of operation.

9.   The prospectus states on pages 24-25 that, "If … the results, data and analysis derived from our Phase 1 exploration program indicates [sic] a presence of gold deposits, but our analysis thereof does not deem such deposits to be then commercially viable, we expect that we would not presently proceed with Phase 2 of our exploration program …." It thus appears possible to determine at the end of Phase 1 that commercially viable deposits do not exist. See also the first table on page 15 concerning the proposed use of proceeds ("assuming we undertake Phase 1 of our exploration program, that we do not commence Phase 2 of our exploration program and that we elect to investigate other properties"). Please address the apparent contradiction with the statement on page 24 cited above, that until the company completes Phase 2, it will be unable to determine if commercially viable gold deposits exist within the Subject Claims. Revise the prospectus throughout, including the prospectus summary, as appropriate.

10.   Please discuss the company's options if the results of Phase 1 indicate that (i) there are gold deposits but they are not commercially viable, (ii) there are gold deposits that may be commercially viable but further exploration would be necessary to make that determination, or (iii) there are no significant gold deposits. Explain in particular how the company would reach a decision that it would be worthwhile to retain the Subject Claims under any of these scenarios.

11.   We note that the second table on page 16 concerning the proposed use of proceeds ("assuming we undertake Phase 1 of our exploration program and Phase 2 of our exploration, but elect to terminate Phase 2 prior to completion") addresses a scenario that it not discussed in Management's Plan of Operation. Please revise accordingly.

12.   The prospectus states at page 25 that the company "anticipate[s] that we would retain our interest in the Option Agreements in anticipation of more favorable gold prices that could justify further development …." Explain how the price of gold relates to (i) deposits that the company has determined are not commercially viable, or (ii) the possible existence of commercially viable deposits not disclosed by the Phase 1 exploration program.

13.   The prospectus states on page 25 that if the information derived from Phase 2 indicates that there are gold deposits "of economic significance," the company anticipates that "our Directors will determine whether to dispose of our interests in the Option Agreement to the highest bidder, or sell a portion of our interests in the Option Agreement to a joint venture partner …." Please clarify, if appropriate, that in the best possible case, the company does not intend to

"develop the Subject Claims to the mining stage." Revise the prospectus throughout, as appropriate. See, e.g., page 9 ("If the initial results of our exploration program are successful, we may try to enter a joint venture agreement with a partner for the further exploration and possible production from any mineral deposits within the Subject Claims"). In addition, please disclose the company's plan of operation if the company disposes of its interest to the highest bidder.

14. Please disclose as possible, the names of the companies or persons that will perform the work for Phases 1 and 2.

15. We note the statement on page 28 that "[i]f we do not obtain sufficient proceeds from this offering or from loans from our shareholders." Please discuss in greater detail the circumstances in which shareholders would make loans to the company. Also name the shareholders that would make the loans.

Proposed Business, page 29

16. Please remove duplicative disclosure from the business section.

Certain Transactions, page 36

17. As required by Item 404 of Regulation S-B, please include a description of the $25,515 advance to the company for working capital purposes that is described in Note 4 to the financial statements for the period ended June 30, 2006 on page 57. Please also identify the lending entity and the "major shareholder of the Company" that owns it. It appears from the information provided in the use of proceeds section that no proceeds of the offering will be used to discharge the debt. Please confirm. In addition, please discuss this loan in the plan of operation section, including the purpose and the principal terms of the loan.

Plan of Distribution, page 38

18. Please discuss whether the company intends to have its securities quoted on the OTC Bulletin Board.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information.

Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Any questions regarding the accounting comments may be directed to Maureen Bauer at (202) 551-3237. Questions on other disclosure issues may be directed to Cathey Baker at (202) 551-3326.

Sincerely,

John Reynolds
Assistant Director

cc: Edward H. Gilbert, Esq.
        Fax: (561) 361-9369